Mail Stop 3561

February 23, 2007

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, TX 75063

> **RE: Michaels Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed March 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **File No. 1-9338**

Dear Mr. Boyer:

We have reviewed your response letter dated January 24, 2007 and have the following additional comments. Please be as detailed as necessary in your explanations so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 28, 2006

Merchandise Inventories

1.   We note your response to comment 1 in our letter dated December 4, 2006 and your continued belief that the adjustment primarily represented an appropriate change in method. As previously requested, please file a letter from your independent accountant as required by Item 601 of Regulation S-K for any changes in accounting principles or any changes in the method of applying any such accounting principles.

2.   We have read your response to our prior comments 1 and 2 of our letter dated December 4, 2006. We note that your response makes several conclusory statements that you believe that the prior method of deferring vendor allowances was reasonable and appropriate. We note your observations concerning the historic origins of the calculation. However, we do not understand your conclusion that both the prior method and current method produced reasonable estimates given the significant difference that occurred even at the end of fiscal 2004. We note that you separately calculated inventory turns for total inventory in order to defer other costs. As such there was no extra work needed to calculate the deferral of vendor allowances based on total inventory turns. Your response does not address the inventory flow and other business characteristics associated with the movement of inventory associated with vendor allowances that caused you to believe that

store inventory turns more appropriately reflected the movement of the associated inventory as opposed to total inventory turns. Please provide us with a response telling us why you believe that deferring vendor allowances based upon store inventory turns was more appropriate than using total inventory turns given the fact that the vendor allowances appear to have been associated with all of your inventory and you had calculated both inventory turn rates. Please address your consideration of materiality in conjunction with your response to other comments included in this letter.

3.   We note your response to comment 4 in our letter dated December 4, 2006 and that your new calculation excludes vendor allowances on purchases recorded in inventory under GAAP but not yet received.   Your response to comment 5 however states that all vendor allowances related to all inventories are included in the allowances deferral calculation. Please clarify.

4.   On page F-9 you indicate that you receive reimbursements from some vendors based upon the volume of purchases. Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. Further, please clearly indicate whether vendor allowances are recognized based on when inventory is shipped and recognized by you under GAAP or when you receive the inventory. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

We have read your response to our comments 7, 11 and 12 of our letter dated December 4, 2006. It appears that your procedures for applying the retail inventory method calculated the amount of periodic purchases at retail by taking counted inventory, adding back sales and markdowns and subtracting opening inventory. It is our understanding that the retail inventory method requires that you populate the amount of purchases at retail based upon a markup of purchases using actual retail prices, or a reasonable approximation. Further, since you were not able to adequately capture shrinkage (i.e. merchandise theft, clerical errors, and unrecorded markdowns) and you did not add back an amount for known or estimated shrinkage it appears that your application of the retail inventory method would systematically understate purchases, overstate the ending inventory cost factor, overstate ending inventory and understate cost of sales for some initial period of time. Further, it appears that during periods of rising inventories and unusually high shrinkage, there could have been material understatement of the cost of sales. We also observe that your application of the retail inventory method would have had the unintended consequence of decreasing cost of sales as a result of increased merchandise theft. We note your response to comment 9 of our letter dated December 4, 2006 where you appear to indicate that inventory shrinkage on an annual basis was running at a 10% rate. Such a level of shrinkage is abnormally large and would have had a material impact on your calculation of ending inventory and cost of sales under your application of the retail inventory method. Given the above we have the following comments:

5.   Tell us why you believe that your application of the retail inventory method was in accordance with GAAP given the fact that a) you did not add back an amount for shrinkage, b) you were unable to compute a value for purchases at retail cost based upon actual retail costs, c) there was no way to calculate shrinkage with any manner of precision using your system and d) there was a significant risk that your method could materially overstate inventory and understate cost of sales in a given period.

6.   We note your assertion that you believe that the adjustment recorded in fiscal 2005 related to the change in inventory valuation method was a change in accounting principle. Given the fact that your application of the retail inventory method had significant shortcomings, tell us why you do not believe it would be appropriate to characterize the adjustment you recorded in fiscal 2005 as a correction of an error.

7.   We note that your Form 10-K filed on April 11, 2005 discloses that your disclosure controls and procedures as well as your internal controls over financial reporting were effective. Tell us why you believe that those were reasonable conclusions given the serious limitations inherent in your controls regarding inventory and its proper valuation.

8.   We have read your response to prior comment 12 of our letter dated December 4, 2006. We note that your controls related to shrinkage under the retail inventory method, as applied by you, included reasonableness checks. Tell us with more specificity what analytical procedures you performed and why you believe that these procedures were appropriately tailored to your circumstances such that they would have a reasonable chance of detecting material misappropriation of your assets. We note that in the specific example you have provided to us you would utilize the services of your loss prevention managers when margins dropped below 35%. Given that your application of the retail inventory method would, in many cases, inflate margins in the short term, tell us why this procedure would have been an effective control to mitigate the associated risks.

9.   We note that there was a significant increase in your inventory reserves in 2005. Please provide us with more details concerning the facts and circumstances of the increase in these reserves. Tell us where you recorded the associated expense in your statement of operations. Tell us where you discussed the significant impact that this increase in reserves had on your results of operations. Tell us how you determined that the increase in your inventory reserves was appropriately recorded in 2005 as opposed to some earlier period.

10.   We note your response to prior comment 10. Please tell us if your product categories all have the relatively same margin and if so, the range of that margin.

11.   We note your response to prior comment 14 that the difference between the perpetual records and the retail inventory model or stock ledger was approximately 10%. As previously requested, please explain how you adjusted ending inventory for this discrepancy. That is, tell us if the stock ledger was adjusted to the perpetual inventory balance.

12.   Please explain your basis for discriminating between rebates for inventory sourced through the D.C.'s and rebates for inventory shipped directly to the stores from the vendors in determining the amount to be capitalized for tax purposes.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief